UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1 is the proxy card for use in connection with the Annual General Meeting of Shareholders of Orion Engineered Carbons S.A. (the “Company”), which will be held on April 16, 2018.

In connection with the Extraordinary General Meeting of Shareholders of the Company, which will be held on April 16, 2018, attached hereto are the following:

•	as Exhibit 99.2, the proxy card for use connection with the Extraordinary General Meeting of Shareholders of the Company;

•	as Exhibit 99.3, the proposed restatement of the articles of association of the Company; and

•
as Exhibit 99.4, the renewal of the Company’s authorized share capital pursuant to Article 6 of the Company’s articles of association for a period of five years from the date of publication of the resolution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: March 13, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Proxy card for use in connection with the Annual General Meeting of Shareholders

99.2	Proxy card for use in connection with the Extraordinary General Meeting of Shareholders

99.3	Proposed restatement of the articles of association of the Company

99.4	Renewal of the Company’s authorized share capital